EXTENSION

This Extension to the China Agency Agreement (the "Agreement") dated the 15th day of September, 2005 between Essentially Yours Industries (Hong Kong) Limited ("EYI") and Guangzhou Zhongdian Enterprises (Group) Co. Ltd. and China Electronics Import and Export South China Corporation ("CEIEC") is dated for reference September 15, 2007.

1. EYI agrees to extend the term of the Agreement for an additional one year period.

If this Extension accurately reflects your understanding and serves as a declaration of good faith, please indicate your agreement by signing herewith.

ESSENTIALLY YOURS INDUSTRIES (HONG KONG) LIMITED


/s/ Jay Sargeant
Jay Sargeant
Director


GUANGZHOU ZHONGDIAN ENTERPRISES (GROUP) CO. LTD. AND
CHINA ELECTRONICS IMPORT AND EXPORT SOUTH CHINA CORPORATION

/s/ Mr. Yu